Exhibit 99.2

 Third Quarter 2025  Earnings Presentation

 This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact, including, without limitation, statements regarding Enlight Renewable Energy's (the "Company") business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, pricing trends, progress of Company projects, including anticipated timing of related approvals and project completion, the Company’s future financial results, expected impact from various regulatory developments, including the IRA, Revenue and Income, EBITDA, and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, macroeconomic trends, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.   These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives or benefits for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs and our ability to mitigate their impacts, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and the other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.   These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this presentation. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  Unless otherwise indicated, information contained in this presentation concerning the industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organizations, other third- party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   Non-IFRS Financial Metrics  This presentation presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or the proposed offering.  Legal disclaimer

 1Revenues and income include revenues from the sale of electricity and income from tax benefits income from U.S. projects. 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  Excellent 3Q25 financial results: 46% growth in quarterly revenues and income1, 23% in Adjusted EBITDA1  Raising guidance for 2025: Total revenues and income now in the range of $555-565 million and Adjusted EBITDA2 in the range of $405-415 million, an increase of 6.0% and 4.5% respectively, compared to our 2Q25 forecast  Exceptional business performance: Expansion of Enlight’s battery storage business with strategic entry into the German and Polish markets; multiple project finance transactions and tax equity partnerships; continued expansion of the portfolio; obtaining Safe Harbor status for projects in the U.S.  Revenues and income roadmap: Reaching an annual revenues and income run rate of approximately $1.5 billion by the end of 2027, and approximately $2.0 billion by the end of 2028  Excellent financial results and raising 2025 guidance

 Continued and consistent growth in financial results

 9M25: High growth rates in revenues & income, EBITDA and net income  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  9M25 vs 9M24, $m  Revenues & income  Adjusted   EBITDA1  Cash flow from operations  Net profit  Sale of 44% of the Sunlight cluster in 1Q25 contributed $80m  Sale of 44% of the Sunlight cluster contributed $42m  9M25  9M24  46%  52%  140%  9M25  9M24  9M25  9M24  9M25  9M24  3%  Compensation at Bjorn for ‘23–’24 ($19 million) occurred in 3Q24Q. Compensation for 2025 expected in 4Q25

 Adjusted   EBITDA1  3Q 2025: Over 45% increase in revenues & income  3Q25 vs 3Q24, $m  Revenues & income  Cash flow from operations  Net profit  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  46%  23%  3Q25  3Q24  3Q25  3Q24  3Q25  3Q24  3Q25  3Q24  33%  7%  Compensation at Bjorn for ‘23–’24 ($19 million) occurred in 3Q24Q. Compensation for 2025 expected in 4Q25

Raising 2025 revenues & income and Adjusted EBITDA guidance by 6.0% & 4.5%



Revenues & Income[1] ($m)
565
555
+6.0%
535
520
2Q25 guidance range
Updated guidance range



Adjusted EBITDA[2] ($m)
415
405
+4.5%
400
385
2Q25 guidance range
Updated guidance range

[1]Revenues and income include revenues from the sale of electricity and income from tax benefits income from U.S. projects amounting to $80m-$90m. [2]Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income

7

 1Revenues and income include revenues from the sale of electricity and income from tax benefits income from U.S. projects. ; 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  Enlight continues to generate high growth rates over time  Revenues & Income1 ($m)  Adjusted EBITDA2 ($m)  40%  CAGR  40%  CAGR

 Accelerating growth in the battery storage business with strategic entry into the German and Polish markets; multiple project finance transactions and tax equity partnerships; expanding the portfolio; obtaining Safe Harbor status for projects in the U.S.  Exceptional business performance

 Enlight enters two of Europe's largest energy storage markets  New presence in Germany and Poland  In advanced stages of further expanding the battery storage portfolio in Germany and Poland through additional acquisitions of hundreds of mega-watt hours of capacity at high returns.  1Source: EMBER -2030 Global Renewable Target Tracker. 2Calculated as expected first full year EBITDA divided by project construction cost.  1.1 GWh  Stand-alone storage capacity  2H27 & 2H28  Expected COD  $54-58m  Expected first full year revenues  Germany is Europe's largest renewable energy market, with the highest renewable growth targets and supportive regulation.  By 2030, renewables are expected to account for 50-75% of electricity generation in Enlight’s principal European markets, creating unprecedented demand for the Company’s storage solutions – a growth driver for Enlight.  The European energy storage opportunity  Energy generation from renewable sources1 (GW)  Enlight is present in 4 out of the 5 largest growth markets in Europe  Strategic entry into the German and Polish energy storage markets through the acquisition of 50% of the Bertikow project and 100% of the Edison project.  $45-49m  Expected first full year EBITDA  Approx. 22%  Unlevered return2

 1Operating, under construction, and pre-construction projects. 2Revenues and income includes revenues from the sale of electricity and income from tax benefits.  11  Massive growth in Enlight's storage capacity  Project Atrisco (1,200 MWh), New Mexico, U.S.  Mature portfolio1 storage capacity –    6X in 3 years  +208 MWh  3Q25 additions  3Q25  Adv.  dev  3Q25  Dev.  3Q25 total portfolio storage capacity  34.8  11.5  58.1  +860 MWh  Battery storage capacity (GWh)  78%  CAGR   $650-700m  annual rev. & income2 run rate  +847   MWh

Global access to capital at attractive rates

A2.il Stable (Moody's Midroog)

$4.8bn raised in the past 12 months, financing step for the 2026 plan

~$1.0bn in corporate finance and asset sales

Equity Issuance	~$300m	• private share placement in August 2025
Sunlight Selldown	~$50m	• Selling 44% of Sunlight portfolio at a valuation of $480k/FMW
Bond Issuance	~$245m	• Issued two new bond series • Six-year duration, at a 1.7% spread[1]
Mezzanine Loan	~$350m	• Announced in August 2025 • Spread of 2.7% to 3.2%[2]

~$3.3bn in project finance for projects in the US & Europe[3]

Roadrunner (U.S.), Country Acres (U.S.), Quail Ranch (U.S.), Gecama hybrid[4] (Spain), Snowflake A (U.S.)

- **Attractive interest rates** of between 5.1%-6.0%

~$0.5bn in tax equity partnerships

- **4 out of the 6 projects** under construction in the U.S. have signed tax equity agreements[5].
- **Partnering with leading banks** such as Wells Fargo, BofA, JPM, M&T Bank, First Citizens

[1]Above Israel government debt; [2]Above SOFR; [3]Includes long term loans and tax equity bridge loans; [4] Financing of Gecama also includes the hybrid portion of the project; [5]The generation and energy storage components of Quail Ranch and Roadrunner.

1

enlight

$1.4bn financial close for Snowflake A, a 1.1 FGW mega project

A significant milestone establishing Enlight's position as a leading developer in the U.S.

Location	Arizona, USA
Capacity	600 MW & 1900 MWh
Expected COD date	2H27
PPA length and offtaker	20-year fixed price busbar with APS
Expected first full year revenues and EBITDA	$125-131m / $101-106m
Unlevered return[1]	**~12%**




Holbrook
Arizona
Snowflake
A

Project status update

- $1.4bn financial close achieved with 6 leading banks.
- Project construction is progressing according to plan.
- Generation and storage offtake agreements have been signed.
- Grid connection infrastructure will be utilized by Snowflake B, a 1.3 FGW follow-on project current in the advanced development portfolio.

[1] The net construction cost assumes receipt the following ITC credits: 40% for the entire project (including 10% Energy Community bonus credits) and an additional 10% Domestic Content bonus credits for the energy storage component). For more information regarding the expected realization of tax benefits in a tax equity transaction, please see the Company's immediate report dated November 10, 2025

13

 9.6 FGW  Components of the Mature Portfolio  Under construction 2.9 FGW   Pre-construction 3.6 FGW   Advanced development 6.1 FGW  Development 21.3 FGW   Operational   3.1 FGW1   FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs.   Total portfolio  FGW 37   Global Portfolio  FGW = GW + GWh / 3.5

 Start of 3Q25  Operational  Pre-construction  Advanced development  Development  Under const.  1FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  Progress and expansion of the  portfolio during 3Q25  6 FMW  242 FMW  25FMW  114 FMW  114 FMW

 9.6 FGW  Components of the Mature Portfolio  In addition, a 100 MW IT Data center is not included in the portfolio’s contents  5%  Op’ing 3.1 FGW1   Under const. 2.9 FGW   Pre-construction 3.6 FGW   Advanced development 6.1 FGW  Development 21.3 FGW   1FGW (Factored GW) is the company’s consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  Progress and expansion of the  portfolio during 3Q25  Today  25FMW  114 FMW  6 FMW  242 FMW  246 FMW  59 FMW  114 FMW  Acquisitions in Europe with a focus on stand-alone storage  6%

The Mature portfolio is expected to generate $1.6bn of revenues & income

Operational **3.1 FGW**[1]

Under construction **2.9 FGW**
Commence operations in 2025-27

Pre-construction **3.6 FGW**
Begins construction in the next 12 months

Advanced development **6.1 FGW**
Begins construction in the next 13-24 months

Development **21.3 FGW**
Begins construction in 2027+

$555-565m
2025 revenues & income guidance

~$550m
Revenues & income

~$500m
Revenues & income

~$1.6 billion
Expected revenues & income of the Mature portfolio

In addition, a 100 MW IT Data center is not included in the portfolio's contents

[1]FGW (Factored GW) is the company's consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. Current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

17

 17.9 FGW   Completed System Impact Study  8.9 FGW   Safe Harbored   2-4 FGW capacity expected to secure safe harbor by the end of 2025  5-8 FGW   Expected Safe Harbor  1 Securing Safe Harbor status does not guarantee the project's completion. Even after receiving Safe Harbor status, actual project completion is subject to meeting development milestones and market conditions.  18 FGW of U.S. capacity with high likelihood of grid interconnection   14-17 FGW expected to achieve Safe Harbor  Portfolio category  Capacity (FGW)  % Completed System Impact Study   % Secured Safe Harbor1  % Expected to secure Safe Harbor by June 2026  Operating  0.8  100%  100%  -   Under construction  2.5  100%  100%  -  Pre-construction  2.3  100%  100%  -   Advanced development  5.1  91%  45%  40-55%  Development  14.6  52%  6%  20-35%  Total portfolio  25.4

 1Based on 2025 guidance added to revenues & income (sale of electricity, tax benefits) of projects in the under construction and pre-construction portions of the Mature portfolio  Business Plan: 3X growth in 3 years, reaching a revenue run-rate of ~$1.5 billion1 by end-2027

 Additional details in the appendix  Declining weighted average cost of capital  Rising electricity prices  Demand for electricity is soaring, driven by growth in data centers  Decline in equipment prices (panels and batteries)  Regulatory clarity in the U.S.  The business environment supports continued growth with high returns

Expected to reach ARR[1] of $1.5bn by the end of 2027 with rising share of project ownership



Annual recurring revenues & income run rate roadmap1,3,4 ($bn)
Weighted average of Enlight's share of revenues and income
40%
CAGR
0.6
0.8
0.9
1.5
1.9-2.2
Mature portfolio: $1.6bn
77%
85%
86%
90%
93%
Dec 24
Dec 25
Dec 26
Dec 27
Dec 28



Global operating capacity roadmap2,3 (FGW)
42%
CAGR
3.0
3.9
5.0
8.3
11-13
Mature portfolio: 9.6 FGW
Dec 24
Dec 25
Dec 26
Dec 27
Dec 28

[1]Expected Adjusted EBITDA margin of approximately 70%-80% (including tax benefits) for the years shown; [2]FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company's current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5; [3]The expected growth in 2028 encompasses the Company's operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices, and are contingent on current trends known to the Company at this time; [4]The company's revenues from tax benefits are estimated at approximately 19-23% of the total revenues & income run rate for December 2025; approximately 24-28% of the total revenue run rate for December 2026, and approximately 28-33% of the total revenues & income run rate for December 2027 and December 2028.

21

Sustaining a 3X growth rate every three years with ROE above 15%

- Average historic return on operating assets (3.1 FGW) **is above 15%**
- Under construction and pre-construction projects (6.5 FGW) maintain high returns:

~$530m	First year expected EBITDA[1]	=	**~ 11-12%** **Unlevered** project returns
~$4,500m	Expected net Capex[2]		

After leverage

Reflects a return on equity of above **15%**

[1]Projected results do not include tax benefits; [2]Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. The PTC value is estimated based on the project's expected annual production and a yearly CPI indexation of 2%, discounted by 8% to COD. In assessing the value of the ITC, a step-up adjustment has been made to reflect the full value of the tax credits, thus lowering net construction costs and enhancing the value and return of the project. The actual value attributed to tax benefits in a tax equity transaction may differ from the value presented, subject to the structure of the transaction and prevailing market conditions.

22

 Appendix

 EU  Establishing a strategic foothold in the German (860 MWh) and Polish (208 MWh) battery storage markets, with new projects entering directly into the Mature portfolio.  Additional battery storage transactions in Germany and Poland now at an advanced stage of negotiations.  Continued progress of greenfield projects in Italy.  Securing three grid connection permits for battery storage projects in Poland, totaling 2,000 MWh.  Receiving final permits for the construction of two large storage facilities in Italy, totaling 870 MWh.  MENA  Signed 12 agreements in the agrivoltaic and storage sectors this quarter, totaling approximately 700 FMW. To date, over 50 agrivoltaic agreements have been signed.  Reached agreements with several Israeli real estate companies for the construction of distributed energy storage systems, with an expected capacity of 100 FMW.  Progress on permitting for 380 MW of projects.  Successful crop yield research results at the agrivoltaic pilot.  Achievements during the quarter  U.S.  Snowflake A financial close.  Tax equity partnership obtained for projects Quail Ranch and Roadrunner, which have nearly completed construction.  Secured 5.7 FGW of Safe Harbor for U.S. projects since May 2025.  Total portfolio growth of 1.6 FGW.  Rising trends in electricity demand and pricing driven by data centers.  Stabilization of trade terms with selected countries, including reduction of Chinese tariffs to 47%.

 “Connect & Expand” strategy maximizes interconnection potential and returns  Advantages of “Connect & Expand”  Using existing infrastructure saves construction costs  Using existing interconnect reduces development risks  Adding energy storage to existing projects  Rapid growth with high returns  Strategy focus: Identify and acquire significant grid interconnections, and leverage them to build additional projects on the same site, while maximizing returns  EU+MENA  1.1 GW + 6.9 GWh  USA  0.2 GW + 1.2 GWh  3.6 FGW of expansions at existing projects planned for construction in 2025-27  Shortening time to COD

 * Profit from revaluation linked to partial sale of asset.  ** Recognition of income related to lower earn-out payments offset by a revaluation in the value of financial assets.  Reconciliation between Net Income to Adjusted EBITDA  ($ thousands)  For the nine months ended  For the three months ended     Sept 30, 2025     Sept 30, 2024  Sept 30, 2025     Sept 30, 2024  Net Income (loss)  139,629     58,133  32,257     24,189  Depreciation and amortization  110,159     77,977  39,142     27,091  Share based compensation  5,047     6,027  2,053     1,942  Finance income   (36,292)     (18,299)  (28,126)     (3,234)  Finance expenses  136,457     85,836  54,171     36,525  Gains from projects disposals (*)  (54,597)     -  739     -  Non-recurring other income, net (**)  -  (3,693)  -  (3,693)  Share of losses of equity accounted investees  3,904     1,737  2,259     1,288  Taxes on income  35,083     16,154  9,477     7,024  Adjusted EBITDA  339,390     223,872  111,972     91,132

Portfolio Snapshot – 37 FGW within Total Portfolio

Generation, MW | Storage, MWh | Graph, scale

Portfolio definitions

Mature Phase	Operational, under construction and pre-construction (expected to start construction within 12 months)
Advanced Phase	Projects which are expected to begin construction within 13 to 24 months of the Approval Date
Development Phase	The rest of the projects in development process

Operational projects sold

1.7 GW 1.7 GW still under the company's operational management



37 FGW
2,514 + 2,060
1,662 + 4,374
2,056 + 5,365
6,233 + 11,799
2,858 + 11,479
11,360 + 34,776
20,451 + 58,053
0-12 months until start of construction
13-24 months until start of construction
Operational
Under Construction
Pre-Construction
Mature Phase Projects
Advanced Phase
Development Phase
Total Portfolio

Note: Portfolio information as at November 11, 2025 ("the Approval Date"); Projects that are not consolidated in our financial statements are reflected at their proportional share

28

 1CBRE, McKinsey & Company, Data Center Demand Model (2025 projection); 2McKinsey & Company  AI applications as the main growth driver – 3.5X by 2030  Global growth in data centers1  Rising U.S. data center power demand2  Data centers represent up to 40% of the total increase in U.S. electricity demand by 2030  Growing data center capacity drives demand for electricity  U.S. data center energy consumption  TWh  Share of total U.S. power demand  3.7%  11.7%  Global data center capacity growth  GW  The U.S. data center’s electricity consumption is expected to triple, reaching approximately 12% of total electricity used by 2030.

Demand for electricity is rising globally

Soaring global demand for power[1]


Global electricity demand
TWh
40,000
35,000
30,000
25,000
20,000
15,000
10,000
3.1%
CAGR
Net zero emissions scenario
2000
2005
2010
2015
2020
2025E
2030E

- ✓ The rate of growth of electricity demand has risen in recent years.
- ✓ Electricity's share of total energy consumption is expected to rise from 21% today to 27% by 2030 in a conservative scenario, and to exceed 30% in net-zero emissions scenarios

Electricity's share of total energy consumption is steadily increasing

Increasing demand for electricity in the U.S.[2]


U.S. Electricity Generation
TWh
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Increased use of home electrical appliances
Improved energy efficiency
Demand from electrification, onshoring of industry, data centers & AI
1960
1970
1980
1990
2000
2010
2020
2030E
2040E

- ✓ Among the factors driving growth: increased industrial activity in the U.S.; surge in data center buildout; the growing use of advanced AI models.

Data centers and AI drive the growth in electricity generation

[1]Ember, IEA. [2] U.S. Energy Information Administration, S&P Global

30

Forecast for global energy storage equipment prices  Source: Energy Storage System Cost Survey 2024 – Bloomberg NEFm 4-hour Energy Storage System.  BOS - Includes electrical infrastructure, containers, thermal management system, fire suppression devices, battery operation monitoring system and sensors.  Unprecedented declines in equipment input costs  Major declines in the solar panel and battery costs  Source: Bloomberg  2020  2035E  2025E  2030E

 LCOE - Levelized Cost of Electricity1  Attractive renewables production costs in the U.S.  $ / MWh   2Regional solar and storage LCOE  Enlight’s main market in the U.S.  1Wood Mackinze April 2025 ; 2By selected representative states: PJM - Virginia , CAISO - California, ERCOT - Texas, WECC – Arizona; 3 LEVELTEN Energy 3Q 2025 PPA Price Index NA  Solar energy and storage offer the cheapest solution  Increasing spreads between equipment costs and electricity prices  PPA pricing in the U.S.3  A shortage of projects leads to rising prices  Solar   +93%1Q21-3Q25